Exhibit 99.1

Consolidated
Financial Statements
For the years ended:
December 31, 2025 and 2024

Independent auditor’s report
To the Shareholders of OceanaGold Corporation

Our opinion
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of OceanaGold Corporation and its subsidiaries (together, the Company) as at December 31, 2025 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS Accounting Standards).
What we have audited
The Company’s consolidated financial statements comprise:
•the consolidated statement of financial position as at December 31, 2025;
•the consolidated statement of income for the year then ended;
•the consolidated statement of comprehensive income for the year then ended;
•the consolidated statement of cash flows for the year then ended;
•the consolidated statement of changes in equity for the year then ended; and
•the notes to the consolidated financial statements, comprising material accounting policy information and other explanatory information.

PricewaterhouseCoopers LLP
PwC Place, 250 Howe Street, Suite 1400
Vancouver, British Columbia, Canada V6C 3S7
T.: +1 604 806 7000, F.: +1 604 806 7806
Fax to mail: ca_vancouver_main_fax@pwc.com
“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Basis for opinion
We conducted our audit in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Independence
We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

Key audit matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2025. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter

Impairment reversal assessment of mineral properties, plant and equipment for the Haile Gold Mine cash-generating unit (Haile CGU)
Refer to note 3 – Material accounting policies, note 4 – Critical estimates and judgements and note 5 – Impairment of non-current assets.
The Company’s total mineral properties, plant and equipment (MPPE) at December 31, 2025 was $2,297 million, of which $1,191 million related to its Haile CGU.

Our approach to addressing the matter included the following procedures, among others:
•Tested how management estimated the recoverable amount of the Haile CGU, which included the following:
•Tested the underlying data used by management in the discounted cash flow model.

Key audit matter	How our audit addressed the key audit matter

The Company reviews its MPPE for any indication of impairment or impairment reversal at each reporting period date. If an impairment reversal indicator exists, the recoverable amount is calculated. An impairment loss is reversed to the extent that the asset’s new carrying amount does not exceed the original carrying amount, net of related accumulated depletion and depreciation.
As at December 31, 2025, management identified an impairment reversal indicator at its Haile CGU due to an increase in the future gold price. As a result, management performed an assessment to determine the recoverable amount of its Haile CGU as at the reporting period end. The carrying value of the CGU was compared to the CGU’s recoverable amount, which was determined to be its fair value less cost of disposal using a discounted cash flow model based on life-of-mine financial plans. Management applied significant judgment in estimating the recoverable amount of the Haile CGU. Significant assumptions used by management to determine the recoverable amount include the future gold price, production based on estimated quantities of mineral reserves and resources, production costs, capital expenditures, and discount rate.
The impairment test concluded that the recoverable amount exceeded the carrying value of the Haile CGU and accordingly, the Company recorded an impairment reversal of $179 million.
Management’s estimates of production based on estimated quantities of mineral reserves and resources are based on information compiled by qualified persons (management’s experts).

–Evaluated the reasonableness of significant assumptions such as future gold price and production costs and capital expenditures by (i) comparing future gold price with external market and industry data; (ii) comparing production costs and capital expenditures against current and past performance of the Haile CGU and (iii) assessing whether these assumptions were consistent with evidence obtained in other areas of the audit.
–The work of management’s experts was used in performing the procedures to evaluate the reasonableness of the production based on estimated quantities of mineral reserves and resources. As a basis for using this work, the competence, capabilities and objectivity of management’s experts were evaluated, the work performed was understood and the appropriateness of the work as audit evidence was evaluated. The procedures performed also included evaluation of the methods and assumptions used by management’s experts, tests of the data used by management’s experts and an evaluation of their findings.
–Professionals with specialized skill and knowledge in the field of valuation assisted in assessing the reasonableness of the discount rate.

Key audit matter	How our audit addressed the key audit matter

We considered this a key audit matter due to the significant auditor effort, subjectivity, and judgment in performing procedures to test significant assumptions used by management in determining the fair value of the Haile Gold Mine CGU. Professionals with specialized skill and knowledge of valuation assisted us in performing our procedures.

Other information
Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.
Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.
In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.
If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS Accounting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.
As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
•Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the Company as a basis for forming an opinion on the consolidated financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.
We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.
From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Eric Talbot.
/s/PricewaterhouseCoopers LLP
Chartered Professional Accountants
Vancouver, Canada
February 18, 2026

Independent auditor’s report
To the Shareholders of OceanaGold Corporation

Our opinion
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of OceanaGold Corporation and its subsidiaries (together, the Company) as at December 31, 2024, and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS).
What we have audited
The Company’s consolidated financial statements comprise:
•the consolidated statements of financial position as at December 31, 2024;
•the consolidated statements of income for the year then ended;
•the consolidated statements of comprehensive income for the year then ended;
•the consolidated statements of changes in equity for the year then ended;
•the consolidated statements of cash flows for the year then ended; and
•the notes to the consolidated financial statements, comprising material accounting policy information and other explanatory information.

Basis for opinion
We conducted our audit in accordance with International Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s responsibilities for the audit of the consolidated financial statements section of our report.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.
Independence
We are independent of the Company in accordance with the International Code of Ethics for Professional Accountants (including International Independence Standards) issued by the International Ethics Standards Board for Accountants (IESBA Code) and the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada. We have fulfilled our other ethical responsibilities in accordance with these requirements.

PricewaterhouseCoopers, ABN 52 780 433 757
2 Riverside Quay, SOUTHBANK VIC 3006, GPO Box 1331
MELBOURNE VIC 3001
T: +61 3 8603 1000, F: +61 3 8603 1999, www.pwc.com.au
Liability limited by a scheme approved under Professional Standards Legislation

Key audit matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements for the year ended December 31, 2024. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Key audit matter	How our audit addressed the key audit matter

Provision for the cost of asset retirement obligations
Refer to Note 11 Asset Retirement Obligations
As a result of its mining and processing operations, the Company is obliged to restore and rehabilitate the land disturbed by its operations.
Rehabilitation activities at each operation are governed by the existence of legislative and operating license requirements. As at December 31, 2024, the consolidated statements of financial position included provisions for asset retirement obligations of $166.1 million.
We considered this a key audit matter given the significance of these provisions and the determination required judgement in the assessment of the nature and extent of future works to be performed, the future cost of performing the works, the timing of when the rehabilitation activities will take place and economic assumptions, such as the discount rate, applied to the forecast future cash outflows associated with the rehabilitation activities at each operation to bring them to their present value.

We obtained the Company’s assessment of their obligations to rehabilitate disturbed areas at each mine site and the estimated future cost of that work, which forms the basis for the provision for asset retirement obligation calculations (the ‘models’).
We evaluated and tested significant inputs, including data and assumptions, utilised in the models by performing the following procedures, amongst others:
•Evaluated the Company’s asset retirement obligation cost forecasts in light of the applicable legislative and operating license requirements at each mining location, including the process by which they were developed;
•Evaluated the competency, capabilities and objectivity of the Company’s experts, whether internal or external to the Company, who evaluated the Company’s closure plans and the assessment of the asset retirement obligations at each mine site;
•Compared a sample of changes in the provisions during the year to supporting information, utilising our understanding of the Company’s operations and associated rehabilitation plans;
•Considered the appropriateness of the discount rates utilised in calculating the present value of the provision by comparing them to current market consensus rates;
•Tested the mathematical accuracy of selected data in the models; and
•Considered whether the timing of the cash flows in the models was consistent with

Key audit matter	How our audit addressed the key audit matter

current life of mine plans, any correspondence with relevant authorities, as well as rehabilitation plans submitted to relevant authorities for each mine site.
We evaluated the reasonableness of the disclosures in light of the requirements of IFRS.

Regulatory and operational matters in the Philippines
Refer to Note 17 Additional Government Share at Didipio and Note 28 Contingencies
The Company makes a number of accounting considerations relating to its operations in the Philippines.
Legal matters
The Company is involved in a number of ongoing legal cases with local authorities and other parties in the Philippines relating to the Financial or Technical Assistance Agreement (FTAA) and other operating matters (‘the legal matters’).
The Company has not recognised a provision for these legal matters, based on their assessment of the merits of the cases, however it has disclosed relevant legal matters as contingent liabilities;
Additional Government Share Liability
Pursuant to the FTAA, the Government of the Philippines is entitled to 60% of the Net Revenue of the mine less taxes and fees paid to the Government, after the Company recovers development expenditures.
At December 31, 2024, the Company recognised a liability of $8.1 million for the Additional Government Share payable to the Government of the Philippines. $20.3 million was

In relation to the legal matters in the Philippines, we performed the following procedures, amongst others:
•Updated our understanding of each of the legal matters disclosed in the consolidated financial statements by making enquiries of the Company’s inhouse legal counsel and external counsel, where relevant, as to their knowledge and understanding of the legal matters, and by reading selected relevant correspondence between the Company, its lawyers and relevant authorities;
•Considered the results of audit procedures performed on the Philippines operations during the year and whether these identified any new factors that would impact the appropriateness and classification of the legal matters disclosure;
•Considered the status of the legal claims in light of the requirements of IFRS.
In relation to the Additional Government Share liability, we obtained the Company’s calculation (the “Additional Government Share model”) and performed the following procedures, amongst others:
•Agreed the input data contained in the Additional Government Share model relating to the operating performance of the Didipio mine to supporting information;
•Assessed the appropriateness of a sample of revenue transactions and allowable

Key audit matter	How our audit addressed the key audit matter

paid during the year in settlement of the 2023 Additional Government Share payable.
We considered these matters to be a key audit matter given the uncertainty surrounding the ongoing legal matters whereby the outcome may adversely affect the ability for the Company to operate in the Philippines, as well as the complexity associated with the calculation of the Additional Government Share liability.

deductions contained in the calculation of Net Revenue, against the requirements of the FTAA;
•Assessed the appropriateness of a sample of taxes and fees deducted from Net Revenue in the Additional Government Share model, against the requirements of the FTAA;
•Assessed the accuracy of the Company’s liability calculation, taking into consideration the requirements of the FTAA;
•Agreed the payment of the Additional Government Share made in the year to bank statements;
•Tested the mathematical accuracy of a selection of data in the Additional Government Share model.
We evaluated the adequacy of the disclosures of the tax and legal matters and the Additional Government Share liability in light of the requirements of IFRS.

Emphasis of matter - Share consolidation
As discussed in Note 11 to the 2025 financial statements, on June 23, 2025, the company effected a three to one share consolidation, and all 2024 share and per-share information for all periods presented has been adjusted retrospectively to reflect this split. Our opinion is not modified with respect to this matter.

Other information
Management is responsible for the other information. The other information comprises the Management’s Discussion and Analysis.
Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.
In connection with our audit of the consolidated financial statements, our responsibility is to read the other information identified above and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated.
If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of management and those charged with governance for the consolidated financial statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.
Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s responsibilities for the audit of the consolidated financial statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with International Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.
As part of an audit in accordance with International Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
•Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
•Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.
•Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
•Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.
•Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.
We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.
We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.
From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.
The engagement partner on the audit resulting in the independent auditor’s report issued on February 19, 2025 was Ben Gargett. The engagement partner for the subsequent procedures related to the share consolidation adjustments discussed in Note 11 is Matthew Probert.
/s/PricewaterhouseCoopers
PricewaterhouseCoopers
Chartered Accountants
Melbourne, Australia
February 19, 2025, except as to Note 11 which is as of February 18, 2026

OceanaGold Corporation
Consolidated Statements of Financial Position
As at December 31(in millions of United States dollars)

	Notes	2025	2024
ASSETS
Current assets
Cash and cash equivalents		$476.5	$193.5
Trade and other receivables	6	17.4	13.7
Inventories	7	218.1	239.5
Prepayments		19.8	18.6
Total current assets		731.8	465.3

Non-current assets
Trade and other receivables	6	68.1	44.1
Inventories	7	142.2	111.0
Deferred tax assets	19	16.2	39.0
Mineral properties, plant and equipment	8	2,297.1	1,829.7
Total non-current assets		2,523.6	2,023.8
TOTAL ASSETS		$3,255.4	$2,489.1

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Trade and other payables		$302.8	$199.6
Employee benefits		67.6	28.7
Current tax liabilities		111.6	47.9
Lease liabilities	9	19.9	28.1
Debt		—	1.6
Asset retirement obligations	10	3.8	2.9
Total current liabilities		505.7	308.8

Non-current liabilities
Employee benefits	12	48.7	15.1
Deferred tax liabilities	19	115.0	33.6
Lease liabilities	9	30.2	41.9
Asset retirement obligations	10	184.6	163.2
Total non-current liabilities		378.5	253.8
TOTAL LIABILITIES		884.2	562.6

SHAREHOLDERS' EQUITY
Share capital	11	1,169.2	1,219.5
Retained earnings		1,089.2	611.6
Contributed surplus		68.6	64.8
Other reserves		(59.9)	(75.9)
TOTAL SHAREHOLDERS' EQUITY		2,267.1	1,820.0
Non-controlling interest	13	104.1	106.5
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$3,255.4	$2,489.1
Subsequent events included in Note 11
On behalf of the Board of Directors:

/s/ Paul Benson	/s/ Sandra M. Dodds
Paul Benson	Sandra M. Dodds
Director	Director
February 18, 2026	February 18, 2026

The accompanying notes to the Consolidated Financial Statements are an integral part of these financial statements.
OceanaGold Corporation	20

OceanaGold Corporation
Consolidated Statements of Income
For the years ended December 31(in millions of United States dollars, except per share data)

	Notes	2025	2024

Revenue	14	$1,893.2	$1,294.0

Cost of sales, excluding depreciation and amortization	15	(763.7)	(600.5)
Depreciation and amortization		(252.0)	(321.2)
General and administration		(73.8)	(64.2)
Indirect taxes		(26.2)	(25.6)
Additional Government Share	16	(37.2)	(8.1)
Operating profit		740.3	274.4

Other (expense) income
Foreign exchange loss		(3.3)	(7.9)
Impairment reversal, net	5	176.2	—
Interest expense and finance costs		(12.8)	(22.2)
Interest income		8.5	3.1
(Loss) gain on disposal of non-current assets	17	(8.6)	18.1
NYSE / PSE listing costs	13	(2.5)	(10.9)
Other income (expense)		3.2	(5.3)
Restructuring expense		—	(1.9)
Profit before income tax		901.0	247.4
Income tax expense	19	(255.3)	(55.4)
Net profit		$645.7	$192.0

Attributable to:
Non-controlling interest	13	$17.0	$4.6
Equity holders of the Company		$628.7	$187.4

Earnings per share attributable to shareholders of the Company
Basic	18	$2.72	$0.79
Diluted	18	$2.69	$0.78

Weighted average number of common shares outstanding:
(in millions)
Basic		230.9	236.3
Diluted		233.5	241.6

The accompanying notes to the Consolidated Financial Statements are an integral part of these financial statements.
OceanaGold Corporation	21

OceanaGold Corporation
Consolidated Statements of Comprehensive Income
For the years ended December 31(in millions of United States dollars, except per share data)

	Notes	2025	2024

Net profit		$645.7	$192.0

Other comprehensive income
Items that may be reclassified to profit or loss
Currency translation gain (loss)		$16.0	$(53.6)
Loss on fair value of derivative hedges		—	(0.9)
Other comprehensive income (loss), net of tax		16.0	(54.5)
Total comprehensive income		$661.7	$137.5

Total comprehensive income attributable to:
Non-controlling interests	13	17.0	4.6
Equity holders of the Company		644.7	132.9

The accompanying notes to the Consolidated Financial Statements are an integral part of these financial statements.
OceanaGold Corporation	22

OceanaGold Corporation
Consolidated Statements of Cash Flows
For the years ended December 31(in millions of United States dollars)

	Notes	2025	2024
Operating activities
Net profit		$645.7	$192.0
Items not affecting cash
Depreciation and amortization expense		252.0	321.2
Impairment reversal	5	(176.2)	—
Stock-based compensation expense	12	90.2	27.7
Unrealized foreign exchange loss		3.3	7.9
Loss (gain) on disposal of assets	17	8.6	(18.1)
Non-cash other expenses		(2.2)	7.2
Write-down of inventory	7	0.2	8.3
Deferred tax expense	19	103.3	55.4
Changes in working capital	20	59.3	(7.7)
Net cash provided by operating activities		984.2	593.9

Investing activities
Payment for property, plant and equipment		(102.0)	(48.2)
Payment for mining assets		(340.8)	(332.0)
Proceeds from sale of assets	17	1.3	31.5
Net cash used in investing activities		(441.5)	(348.7)

Financing activities
Repayment of lease liabilities	9	(30.1)	(31.4)
Repayment of debt		(2.8)	(186.7)
Proceeds from debt		—	50.0
Proceeds from PSE listing	13	—	106.0
PSE listing costs	13	—	(10.9)
Share buybacks	11	(175.1)	(24.1)
Dividends paid to equity holders of the Company		(27.7)	(14.1)
Dividends paid to non-controlling interests	13	(19.4)	(9.3)
Net cash used in financing activities		(255.1)	(120.5)

Effect of exchange rate changes on cash and cash equivalents		(4.6)	7.1
Net increase in cash and cash equivalents		283.0	131.8
Cash and cash equivalents at the beginning of the year		193.5	61.7
Cash and cash equivalents at the end of the year		$476.5	$193.5
Supplemental cash flow information (Note 20).

The accompanying notes to the Consolidated Financial Statements are an integral part of these financial statements.
OceanaGold Corporation	23

OceanaGold Corporation
Consolidated Statements of Changes in Equity
(in millions of United States dollars, except for per share data)

	Shares (in millions)	Share Capital	Contributed Surplus	Other Reserves	Retained Earnings	Non-controlling Interest	Total Equity
Balance at January 1, 2025	234.2	$1,219.5	$64.8	$(75.9)	$611.6	$106.5	$1,926.5
Comprehensive income for the period	—	—	—	16.0	628.7	17.0	661.7
Employee share rights:							—
Share-based payments	—	—	7.8	—	—	—	7.8
Share rights vested	0.9	4.8	(4.0)	—	—	—	0.8
Share buybacks	(9.9)	(55.1)	—	—	(123.4)	—	(178.5)
Dividends declared	—	—	—	—	(27.7)	(19.4)	(47.1)
Balance at December 31, 2025	225.2	$1,169.2	$68.6	$(59.9)	$1,089.2	$104.1	$2,371.2

Balance at January 1, 2024	235.8	$1,236.2	$73.2	$(14.6)	$438.3	$—	$1,733.1
Recognition of non-controlling interest	—	—	—	(6.8)	—	111.2	104.4
Comprehensive (loss) income for the period	—	—	—	(54.5)	187.4	4.6	137.5
Employee share rights:							—
Share-based payments	—	—	15.7	—	—	—	15.7
Forfeiture of rights	—	—	(1.9)	—	—	—	(1.9)
Share rights vested	1.3	7.4	(13.6)	—	—	—	(6.2)
Reclassification of performance share rights	—	—	(8.6)	—	—	—	(8.6)
Share buybacks	(2.9)	(24.1)	—	—	—	—	(24.1)
Dividends declared	—	—	—	—	(14.1)	(9.3)	(23.4)
Balance at December 31, 2024	234.2	$1,219.5	$64.8	$(75.9)	$611.6	$106.5	$1,926.5

The accompanying notes to the Consolidated Financial Statements are an integral part of these financial statements.
OceanaGold Corporation	24

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated)
1    NATURE OF OPERATIONS
OceanaGold Corporation (the “Company” or “OceanaGold”) is domiciled in British Columbia, Canada and the registered address of the Company is Suite 1020, 400 Burrard Street, Vancouver, British Columbia, V6C 3A6, Canada. The Company’s common shares trade under the symbol 'OGC' on the Toronto Stock Exchange (“TSX”) in Canada and under the symbol 'OCANF' on the OTCQX market in the United States.
The Company is engaged in the exploration, development and operation of gold and gold/copper mines. OceanaGold operates four operating mines: the wholly-owned Haile Gold Mine in the United States of America; the wholly-owned Macraes and Waihi operations in New Zealand; and the 80%-owned Didipio Mine in the Philippines.
The consolidated financial statements were approved by the Board of Directors on February 18, 2026.
2    BASIS OF PREPARATION
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standard Board (“IFRS Accounting Standards”).
These consolidated financial statements have been prepared on a historical cost basis except for certain financial instruments, which are measured at fair value. The consolidated financial statements are presented in United States dollars (“USD”), unless otherwise noted.
3    MATERIAL ACCOUNTING POLICIES
The material accounting policies used in the preparation of these consolidated financial statements are described below. These policies have been applied consistently to all the years presented, unless otherwise stated.
Consolidation
Subsidiaries
Subsidiaries are all entities over which the Company has control. The Company controls an entity when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are deconsolidated from the date that control ceases. All intercompany balances, transactions, revenues and expenses have been eliminated on consolidation.
The Company’s material subsidiaries are set out below. Unless otherwise stated, they have share capital consisting solely of ordinary shares that are held directly by the Company.

Name of entity	Country of incorporation	Ownership Interest
		2025	2024
Haile Gold Mine Inc.	United States	100%	100%
Oceana Gold (New Zealand) Limited	New Zealand	100%	100%
OceanaGold (Philippines) Inc.	Philippines	80%	80%
Foreign currency translation
These consolidated financial statements are expressed in USD which is the reporting currency for OceanaGold Corporation.
During the year ended December 31, 2024, the Company completed a transition of its head offices from Australia to Canada. This resulted in a change in underlying transactions, events and circumstances, requiring a reassessment of the functional currency of the Company and certain non-operating subsidiaries. Primary and secondary factors under IAS 21, The effects of changes in foreign exchange rates, were considered and it was determined that USD represents OceanaGold’s primary economic environment. On December 1, 2024, the functional currency of the Company and
OceanaGold Corporation    25

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated)
certain non-operating subsidiaries changed from Australian dollars (“AUD”) to USD. The major controlled entities of OceanaGold have either United States dollars or New Zealand dollars (“NZD”) as their functional currency.
Functional and presentation currency
The financial statements of entities that have a functional currency different from the reporting currency are translated into USD as follows: assets and liabilities - at the closing rate at the date of the Consolidated Statements of Financial Position, and income and expenses - at the average monthly rate in the reporting period (as this is considered a reasonable approximation to actual rates). All resulting changes are recognized in OCI as cumulative translation adjustments.
When an entity disposes of its entire interest in a foreign operation, or loses control, joint control, or significant influence over a foreign operation, the foreign currency gains or losses accumulated in OCI related to the foreign operation are recognized in profit or loss. If an entity disposes of part of an interest in a foreign operation which remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in OCI related to the subsidiary are re-allocated between controlling and non-controlling interests.
Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation’s functional currency are recognized in the Consolidated Statements of Comprehensive Income
Financial instruments
Cash and cash equivalents
Cash and cash equivalents in the Consolidated Statements of Financial Position comprise cash at bank and on hand and short-term deposits that are highly liquid readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.
Trade and other receivables
Trade and other receivables are initially recorded fair value, and then subsequently carried at amortized cost. The Company recognizes loss allowances for expected credit losses (“ECLs”) on financial assets measured at amortized cost. The Company applies the simplified approach to determining expected credit losses, which requires expected lifetime losses to be recognized upon initial recognition of the receivables. Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. The collectability of trade and other receivables is reviewed on an ongoing basis, with anticipated losses regularly updated to reflect current and forward-looking information.
Trade receivables related to the provisionally priced concentrate sales are initially recorded at fair value, and then subsequently recorded at fair value through profit and loss each period until final settlement occurs.
Other financial assets
The Company classifies its financial assets according to the following measurement categories: amortized cost, fair value through other comprehensive income ("FVOCI"), or fair value through profit and loss ("FVPL"). The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.
Financial assets are recognized initially at fair value plus any directly attributable transaction costs, other than financial assets at FVPL. Subsequent measurement of financial assets depends on the Company’s business model for managing the asset and cash flow characteristics of the asset. There are three measurement categories into which the Company classifies its financial assets:
•Amortized costs: Assets that are held for collection of contractual cash flows where those cash flows represent solely payment of principal and interest are measured at amortized cost.
OceanaGold Corporation    26

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated)
•FVOCI: Assets that are held for both collection of contractual cash flows and future potential sale, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI.
•FVPL: Assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL.
The Company’s Management has elected to present the fair value gains and losses on equity investments in OCI. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Company’s right to receive payments is established.
The Company assesses the expected credit losses associated with its financial assets carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.
Trade and other payables
Trade and other payables are liabilities for goods and services provided to the Company prior to the end of the financial year that are unpaid and arise when the Company becomes obliged to make future payments in respect of the purchase of these goods and services.
Trade and other payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.
Interest bearing loans and liabilities
All loans and borrowings are initially recognized at the fair value of the consideration received, net of issue costs associated with the borrowing. After initial recognition, interest bearing loans and liabilities are subsequently carried at amortized cost using the effective interest method by taking into account any issue costs and any discount or premium on settlement.
Borrowings are removed from the Consolidated Statements of Financial Position when the obligation specified in the contract is discharged, cancelled or expired. The difference between the carrying amount of a financial liability that has been extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in the Consolidated Statements of Income as other income or finance costs. Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the reporting period.
Inventories
Ore stockpiles, gold in-circuit, gold on hand and gold and copper concentrate are valued at the lower of weighted average production cost and net realizable value. Production costs include the cost of raw materials, direct labour, mine-site overhead expenses and applicable depreciation and depletion of mineral properties, plant and equipment. Net realizable value is calculated as the estimated price at the time of sale based on prevailing and long-term metal prices less estimated future production costs to convert the inventories into saleable form and estimated costs to sell.
Ore stockpile inventory represents mined ore that is available for further processing. In-circuit inventory represents material in the mill circuit that is in the process of being converted into a saleable form. Finished metal inventory represents gold and silver doré and concentrate located at the mine, in transit to customers and at refineries.
Stores inventories are valued at the lower of weighted average cost and net realizable value.
Any write-downs of inventory to net realizable value are recorded within cost of sales in the Statements of Income (Loss). If there is a subsequent increase in the value of inventory, the previous write-downs to net realizable value are reversed up to cost to the extent that the related inventory has not been sold.
Plant and equipment
Plant and equipment are stated at cost less accumulated depreciation and impairment. Cost includes expenditure that is directly attributable to the acquisition of the item.
OceanaGold Corporation    27

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated)
Subsequent major improvements and replacement costs are included in the asset’s carrying amount, or recognized as a separate asset as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance costs are charged to the profit or loss during the reporting period in which they are incurred.
Plant and equipment, are depreciated over their estimated useful lives on a straight line or units of production basis, as considered appropriate, commencing from the time the asset is ready for its intended use.

Depreciation rates used are as follows:
Buildings	2% - 10% per annum
Plant and mining equipment	unit of production based on reserves and resources
Mobile mining and other equipment	7% - 48% per annum
The asset’s residual values, useful lives and amortization methods are reviewed and adjusted if appropriate, at each financial year end.
An item of property, plant and equipment is derecognized upon disposal or when no further economic benefits are expected from its use.
Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in profit or loss in the year the asset is derecognized.
Mineral properties
Exploration and evaluation expenditure
Exploration and evaluation expenditure is stated at cost and is accumulated in respect of each identifiable area of interest. Such costs are assessed to determine whether any impairment indicators exist at each reporting date considering indicators including the right to explore in the area of interest, planned expenditures on further exploration and evaluation in the specific area, discontinuation of activities in the specific area, and the existence of data that would indicate that the carrying amount of the asset is unlikely to be recovered in full. Accumulated costs in relation to an abandoned area are expensed in profit or loss in the period in which the decision to abandon the area is made. When facts or circumstances indicate impairment, an impairment test is performed in accordance with IAS 36, Impairment of Assets.
Once the technical feasibility, and commercial viability of extracting a mineral resource have been established, the value of the asset is reclassified and accounted for in accordance with IAS 16, Property, Plant and Equipment. The exploration and evaluation asset is subject to an impairment assessment and any impairment loss recognized prior to reclassification.
Mining properties in production
After initial recognition, mining properties are valued at cost less accumulated depletion and any impairment losses. Amortization of capitalized mining property costs is on a units of production basis.
Deferred stripping
In open pit mining operations, it is necessary to remove overburden and other waste materials to access ore from which minerals can be extracted economically. The process of removing overburden and waste materials is referred to as stripping. During the development of a mine (or pit), before production commences, stripping costs are capitalized as part of the investment in construction of the mine (or pit) and are subsequently amortized over the life of the mine (or pit) on a units of production basis.
OceanaGold Corporation    28

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated)
Production stripping activity is included within Mining Assets. In order for production phase stripping costs to qualify for capitalization as a stripping activity asset, three criteria must be met:
•It must be probable that economic benefit will be realized in a future accounting period as a result of improved access to the ore body created by the stripping activity;
•It must be possible to identify the “component” of the ore body for which access has been improved; and
•It must be possible to reliably measure the costs that relate to the stripping activity.
A “component” is a specific volume of the ore body that is made more accessible by the stripping activity. It will typically be a subset of the larger orebody that is distinguished by a separate useful economic life.
Components of an ore body are determined with reference to life of mine plans and take account of factors such as the geographical separation of mining locations and/or the economic status of mine development decisions. Capitalized stripping costs are initially measured at cost and represent an accumulation of costs directly incurred in performing the stripping activity that improves access to the identified component of the ore body, plus an allocation of directly attributable overhead costs.
Such deferred costs are then charged against the income statement on a systematic units of production basis over the expected useful life of an identified component of the ore body.
Impairment
The carrying amounts of non-current assets included in mineral properties, plant and equipment are reviewed for impairment at the end of each reporting period. If there are indicators of impairment, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where the asset does not generate cash flows that are independent from other assets, the recoverable amount of the cash generating unit (“CGU”) to which the asset belongs is determined. The recoverable amount of an asset or CGU is determined as the higher of its fair value less costs of disposal (“FVLCD”) and its value in use. An impairment loss exists if the assets or CGU’s carrying amount exceeds the recoverable amount and is recorded as an expense immediately.
FVLCD is the price that would be received from selling an asset in an orderly transaction between market participants at the measurement date. For mining assets this would generally be determined based on the present value of the estimated future cash flows arising from the continued development, use or eventual disposal of the asset. Costs of disposal are incremental costs directly attributable to the disposal of an asset. All inputs used are those that an independent market participant would consider appropriate.
Value in use is determined as the present value of the future cash flows expected to be derived from continuing use of an asset or cash generating unit in its present form. These estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or cash generating unit for which estimates of future cash flows have not been adjusted. FVLCD is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants, which is best evidenced if obtained from an active market or binding sale agreement. Where neither exists, the fair value is based partly on a discounted cash flow projections model. Costs of disposal, other than those that have been recognized as liabilities, are deducted in measuring FVLCD.
Reversals of impairment are assessed at the end of each reporting period when there is indication that an impairment loss recognized previously may no longer exist or has decreased. If an impairment reversal indicator exists, the recoverable amount is calculated. If the recoverable amount exceeds the carrying amount, the carrying value of the CGU is increased to the recoverable amount net of depreciation. An impairment loss is reversed to the extent that the asset’s new carrying amount does not exceed the original carrying amount, net of related accumulated depletion and depreciation. A reversal of an impairment loss is recognized as a gain in the Consolidated Statement of Income in the period it is determined.
OceanaGold Corporation    29

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated)
Leases
At inception of a contract, the Company assesses whether the contract is,or contains a lease. A contract is, or contains a lease, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of 12 months or less, and leases of low-value assets, of $5,000 or less. For these leases, the Company recognizes the lease payments as an expense in the Consolidated Statement of Income on a straight-line basis over the term of the lease.
The Company recognizes a lease liability and a right-of-use (“ROU”) asset at the lease commencement date.
The lease liability is initially measured as the present value of future lease payments discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, each operation’s applicable incremental borrowing rate. The incremental borrowing rate is the rate which the operation would have to pay to borrow, over a similar term and with a similar security, the funds necessary to obtain an asset of similar value to the right-of-use asset in a similar economic environment.
Lease payments included in the measurement of the lease liability comprise the following:
•Fixed payments, less any lease incentives receivables;
•Variable lease payments based on an index or rate, initially measured using the index or rate as at the commencement date;
•Amounts expected to be payable by the lessee under the residual value guarantees;
•The exercise price of a purchase option of the lessee is reasonably certain to exercise that option; and
•Payments of penalties for terminating the lease, if the lease term reflects exercising an option to terminate the lease.
The lease liability is subsequently measured by:
•Increasing the carrying amount to reflect interest on the lease liability;
•Reducing the carrying amount to reflect lease payments made; and;
•Remeasuring the carrying amount to reflect any reassessment or lease modifications.
The lease payments exclude variable elements which are dependent on external factors. Variable lease payments not included in the initial measurement of the lease liability are recognized directly in the Consolidated Statements of Income. The principal repayments of the lease liabilities are recognized as part of financing activities, while interest payments are deductions from operating activities in the Consolidated Statements of Cash Flows.
The ROU asset is initially measured at cost, which comprises:
•The amount of the initial measurement of the lease liability;
•Any lease payments made at or before the commencement date, less any lease incentives;
•Any initial direct costs incurred by the lessee; and
•An estimate of costs to be incurred by the lessee in dismantling and removing the underlying assets or restoring the site on which the assets are located.
The ROU asset is subsequently measured at cost, less any accumulated depreciation and any accumulated impairment losses, and adjusted for any remeasurement of the lease liability. It is depreciated in accordance with the Company’s accounting policy for plant and equipment, from the commencement date to the earlier of the end of its useful life or the end of the lease term. On the consolidated balance sheet, ROU assets are reported in mineral properties, plant and equipment.
OceanaGold Corporation    30

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated)
Employee benefits
Wages, salaries and annual leave
Liabilities for wages and salaries, including non-monetary benefits, and annual leave expected to be settled within 12 months of the reporting date are recognized in Employee Benefits in respect of employees’ services up to the reporting date and are measured at the amounts expected to be paid when the liabilities are settled.
Provisions
Provisions are recognized when the Company has a present obligation, it is probable that there will be a future outflow of economic benefits and a reliable estimate can be made of the amount of the obligation.
When the Company expects some or all of a provision to be recovered from a third party, the receivable is recognized as a separate asset but only when the reimbursement is virtually certain and it can be measured reliably. The expense relating to any provision is presented in the Consolidated Statements of Income net of any reimbursement.
Provisions are measured at the present value of Management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability (if not built into the estimated cash flows). The increase in the provision due to the passage of time is recognized as an interest expense.
Asset retirement obligations
Asset retirement obligations include the dismantling and demolition of infrastructure and the removal of residual materials and remediation of disturbed areas. The provision is recognized in the accounting period when the obligation arising from the related disturbance occurs, whether this occurs during the mine development or during the production phase, based on the net present value of estimated future costs. The costs are estimated on the basis of a closure plan.
The future obligations for mine closure activities are estimated by the Company using mine closure plans or other similar studies which outline the activities to be undertaken to meet regulatory and internal requirements. Since the obligations are dependent on the laws and regulations of the countries in which the mines operate, they are regularly evaluated by management and external experts. Costs included in the obligations encompass all reclamation and other closure activities expected to occur progressively over the life of the operation, at the time of closure and post-closure in connection with disturbances as at the reporting date.
The amortization of the discount applied in establishing the net present value of provisions is accounted for in the Consolidated Statements of Income in each accounting period. The amortization of the discount is shown as an interest expense.
Other movements in the provisions for closure and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to the useful lives of operations and revisions to discount rates are capitalized within mineral properties, plant and equipment, to the extent that any such amount does not exceed the recoverable amount of the asset. Any amount in excess of the recoverable amount is recognized as a loss immediately and any remaining balance that relates to sites that are closed are expensed to profit and loss.
The capitalized cost of the asset retirement obligation and other closure activities is recognized in the mineral properties, plant and equipment and depreciated on a unit-of-production basis over the expected mine life of the operation or asset to which it relates.
Share capital
Ordinary shares are classified as equity.
Incremental costs directly attributable to the issue of new ordinary shares or options are shown in equity as a deduction, net of tax, from the proceeds.
OceanaGold Corporation    31

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated)
Revenue recognition
Revenue from contracts with customers is recognized when a customer obtains control of the promised asset and the Company satisfies its performance obligation. Revenue is allocated to each performance obligation. The Company considers the terms of the contract in determining the transaction price. The transaction price is based upon the amount the entity expects to be entitled to in exchange for the transferring of promised goods. Control is generally determined to be transferred when risk and title to the goods passes to the customer.
Bullion revenue is recognized at a point in time upon transfer of control to the customer and is measured based on the price specified in the sales contract at the time of sale.
Concentrate revenue is recognized when control is transferred to the buyer and is measured based on the estimated fair value of the total consideration receivable and is net of deductions related to treatment and refining charges using forward market gold, copper and silver prices on the expected date that the final sales prices will be fixed based on an agreed quotational period. Variations to the sales price occur based on movements in quoted market prices up to the date of final settlement are classified as provisional price adjustments and recorded within revenue. Changes in the fair value over the quotational period and up until final settlement are calculated by reference to the forward market prices.
Interest income
Interest income is recognized on a time proportional basis using the effective interest rate method.
Stock-based compensation
The Company provides equity-settled and cash-settled awards to employees, directors and other designated persons of the Company.
Equity-settled awards are measured at fair value at grant date. In valuing equity-settled awards, non-market performance conditions are not taken into account when estimating fair value, whereas market-based performance conditions, including TSR conditions, are incorporated into the grant date fair value.
The cost of equity-settled award is recognized, together with a corresponding increase in equity, over the period between the grant date and the date on which the relevant employees become fully entitled to the award (‘vesting date’).
The cumulative expense recognized for equity-settled awards at each reporting date until vesting date reflects:
•The extent to which the vesting period has expired, and
•The number of awards that, in the opinion of the directors of the Company, will ultimately vest.
No adjustment is made for the likelihood of market performance conditions being met as the effect of these conditions is included in the determination of fair value at grant date.
Cash-settled awards are measured at fair value at the grant date and remeasured to fair value at each reporting date until settlement.
The fair value of awards including those subject to total shareholder return TSR performance conditions, is determined using appropriate valuation techniques, including Monte Carlo simulations, based on observable market inputs such as share price, volatility, expected term and risk-free interest rates as described in Note 12.
The expense for cash-settled awards is recognized over the vesting period, with a corresponding liability recognized. Changes in the fair value of the liability is recognized in the Consolidated Statements of Income until settlement.
Borrowing costs
Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that takes a substantial period of time to prepare for its intended use are capitalized as part of the cost of the asset. Capitalization of borrowing costs begins when there are borrowings, and activities commence to prepare an asset for its intended use. Capitalization of borrowing costs ends when substantially all activity necessary to prepare a qualifying asset for its intended use are complete. When proceeds of project-specific borrowings are invested on a temporary basis, borrowing costs are capitalized net of any investment income.
OceanaGold Corporation    32

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated)
Income tax
Income tax comprises current and deferred income tax. Income tax is recognized as a component of net profit except to the extent that it relates to items recognized directly in equity or as a component of OCI.
Current income tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period.
Deferred income tax is recognized using the liability method on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the balance sheet date and which are expected to apply when the deferred tax assets are realized or the deferred tax liabilities are settled.
Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences and the carry forward of unused tax losses to the extent that it is probable that sufficient future taxable income, including income arising from reversing taxable temporary differences and tax planning opportunities, will be available against which those deductible temporary differences and the carry forward of unused tax losses can be utilized.
Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the reversal of the temporary difference can be controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments are only recognized to the extent that it is probable that there will be sufficient taxable income against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.
The carrying amount of deferred tax assets are reviewed at the balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax assets to be recovered.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.
Global Minimum Top-up Tax - Pillar Two
The International Accounting Standards Board issued amendments to IAS 12, Income Taxes, in response to the Organization for Economic Co-operation and Development's ("OECD") Pillar Two model tax rules. The amendments provide for a mandatory temporary exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes. The amendments also provide for separate disclosure of current tax related to Pillar Two income taxes, and in periods in which Pillar Two legislation is enacted or substantively enacted but not yet in effect, disclosure of known or reasonable estimable information that helps users of financial statements understand exposure to Pillar Two income taxes.
The Company has applied the mandatory temporary exception to recognizing and disclosing information relating to deferred taxes. Pillar Two legislation has been enacted or substantially enacted in certain jurisdictions in which the Company operates. The legislation is effective for the Company’s financial year beginning January 1, 2024. The Company has assessed the potential exposure of Pillar Two legislation, and has not accrued any Pillar Two income taxes for the year ended December 31, 2025.
Earnings per share
Basic earnings/loss per share is calculated by dividing the net profit/loss by the weighted average number of shares outstanding during the period. Diluted earnings/loss per share is calculated by dividing the net profit/loss by the weighted-average number of shares outstanding during the period, assuming that all potentially dilutive securities were
OceanaGold Corporation    33

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated)
exercised. The Company’s potentially dilutive securities comprise stock based compensation granted to employees and directors.
New IFRS accounting standards and pronouncements - not yet adopted
Amendments to IFRS 9: Financial Instruments and IFRS 7: Financial Instruments: Disclosures
In May 2024, the IASB issued amendments to update classification and measurement requirements in IFRS 9: Financial Instruments, and related disclosure requirements in IFRS 7: Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.
The amendments are effective for annual periods beginning on or after January 1, 2026. The Company intends to apply the transition relief provided in the amendments, which allows entities to not reassess the contractual cash flow characteristics of financial assets recognized prior to the date of initial application. Accordingly, the Company expects the impact of the amendments to be limited to financial assets recognized or modified after the date of initial application. No significant impact on the classification and measurement of existing financial instruments is currently expected. The Company is continuing to assess the disclosure implications of the amendments on our financial statements.
IFRS 18: Presentation and Disclosure in Financial Statements
In April 2024, the IASB issued IFRS 18: Presentation and Disclosure of Financial Statements ("IFRS 18"), which replaces IAS 1: Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified.
The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required. The Company is currently assessing the effect of this new standard on our financial statements.
4    CRITICAL ESTIMATES AND JUDGEMENTS
The preparation of these consolidated financial statements in accordance with IFRS Accounting Standards requires the use of certain critical estimates and judgements. These estimates and judgements are based on Management's best knowledge of the relevant facts and circumstances, however, actual results may differ from the amounts included in the consolidated financial statements.
Areas where estimation uncertainty has the most significant effect on the amounts recognized in the consolidated financial statements include:
Areas of judgement
Assessment of impairment and reverse impairment indicators
Management applies significant judgement in assessing whether indicators of impairment or reversal of impairment exist for a CGU which would necessitate impairment testing. Internal and external factors used by Management to determine whether indicators exist include, but are not limited to, significant changes in the use of the asset, future metal prices,
OceanaGold Corporation    34

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated)
the Company's market capitalization, capital and production forecasts, mineral reserve and resource quantities, and discount rates.
Uncertain tax positions
The Company’s accounting policy for taxation requires Management’s judgement in relation to the application of income tax legislation. There may be some transactions and calculations undertaken during the ordinary course of business where the ultimate tax determination is uncertain. The Company recognizes liabilities for tax, and if appropriate, taxation investigation or audit issues, based on whether tax is probable to be due and payable, including consideration of if there is further recourse to appeals. Where the taxation outcome of such matters is different from the amount initially recorded, such difference will impact the current and deferred tax positions in the period in which the assessment is made.
In addition, certain deferred tax assets for deductible temporary differences and carried forward taxation losses have been recognized. In recognizing deferred tax assets, assumptions have been made regarding the Company’s ability to generate future taxable profits from current operations after reaching commercial production and successful development of certain identified exploration targets where there are higher degrees of confidence in the economic extraction of minerals.
Utilization of the tax losses also depends on the ability of the entity to satisfy certain tests such as substantial change of control tests at the time the losses are recouped. If the entities fail to satisfy the tests, the carried forward losses that are currently recognized as deferred tax assets would have to be written off to income tax expense. There is an inherent risk and uncertainty in applying this judgement and a possibility that changes in legislation or corporate merger and acquisition activity will impact upon the carrying amount of deferred tax assets and deferred tax liabilities recognized on the Consolidated Statements of Financial Position. Deferred taxes are disclosed within Note 19 to the financial statements.
Moreover, in certain jurisdictions, tax losses may be restricted and only available to offset future profits generated from the same mining permit area over a defined period. In this case, the recovery of the losses depends on the successful exploitation of the relevant project. Restricted losses could be forfeited if the project did not proceed. Disclosure of taxation is included in Note 19.
Non-controlling interest (Note 27a)
A third party has a contractual right to an 8% interest in the common share capital of OceanaGold Philippines, Inc. ("OGP"), the operating entity of the Didipio mine in the Philippines. The interest has similar voting and dividend rights to the remaining majority only once allocated to a court designated beneficiary. A subsidiary of the Company is currently involved in arbitration proceedings with the third party over certain payment claims.
At the same time, the third party is also involved in a legal dispute with another party over the ownership of the 8% interest. At December 31, 2025 no equity has been issued due to the various uncertainties and no non-controlling interest has been recognized. A non-controlling interest will be recognized once an obligation is determined to exist, and shares are issued. This requirement has not yet been satisfied due to, amongst other matters, a court restriction resulting from the litigation challenging the claim of this third party from a party not related to the Company.
Areas of estimation uncertainty
Valuation of mineral properties, plant and equipment
The Company assesses each CGU at period end, to determine whether there are any indications of impairment or reversal of impairment. Where an indicator of impairment or reversal exists, a formal estimate of the recoverable amount is made. An impairment loss is recognized when the carrying value of those assets is not recoverable. Where a previous impairment has been recorded, the Company analyzes any reverse impairment indicators. Impairment reversals are recognized in subsequent periods when there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. In undertaking this review, Management of the Company is required to make significant estimates of, amongst other things, future metal prices, production based on quantities of mineral reserves and resources, production costs, and discount rate. Management's estimates of
OceanaGold Corporation    35

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated)
production based on quantities of mineral reserves and resources are based on information compiled by Qualified Persons (management's experts).
The recoverable amount of exploration assets is dependent on various factors including technical studies, further exploration, and the eventual grant of mining permits. Should these be unsuccessful, the exploration assets could be impaired.
Net realizable value of inventories
The Company reviews the carrying value of its inventories (Note 7) at each reporting date to ensure that the cost does not exceed net realizable value. Estimates of net realizable value include a number of assumptions and estimates, including the grade and quantity of ore, commodity price forecasts, foreign exchange rates and costs to process inventories to a saleable product.
Asset retirement obligations
Decommissioning and restoration costs are a normal consequence of mining activities, and the majority of this expenditure is incurred at the end of a mine’s life. In determining an appropriate level of provision, consideration is given to the expected future costs to be incurred in respect of nature of planned rehabilitation work and the timing of these expected future costs (largely dependent on the life of the mine).
The ultimate cost of decommissioning and restoration is uncertain and costs can vary in response to many factors including changes to the relevant legal requirements, the emergence of new restoration techniques, experience at other mine sites, cost inflation above or below expectations, changes in the timing of cash flows which are based on life of mine plans and changes in discount rates. The expected timing of expenditure can also change, for example in response to changes in reserves or to production rates.
5    IMPAIRMENT OF NON-CURRENT ASSETS
Impairment indicators and testing
The Company has four CGUs, Haile in the United States of America, Macraes and Waihi in New Zealand and Didipio in the Philippines. There were no impairment indicators identified at the Company's CGUs as at December 31, 2025.
As at December 31, 2025, the Company identified the increase in future gold price estimates as an indicator of impairment reversal at the Haile CGU. The recoverable amount of Haile was determined and the Company recorded a pre-tax impairment reversal of $178.6 million, before expensing $2.4 million in exploration assets (net of deferred tax: $133.0 million). This value related entirely to mineral properties, plant and equipment as the recoverable amount exceeded the carrying amount. The net impairment charge previously recorded was reversed in full.
Mineral properties, plant and equipment at the Haile CGU after the $176.2 million net impairment reversal amounts to $1,190.9 million.
Key assumptions used for the impairment reversal assessment performed during the year ended December 31, 2025
The recoverable value of a CGU is determined using the fair value less cost of disposal (“FVLCD”) method applied by using a discounted cash flow model based on life of mine financial plans. Significant assumptions used by Management to determine the recoverable amount include future gold prices, production based on estimated quantities of mineral reserves and resources, production costs, capital expenditures, and discount rate.
The table below summarizes the gold price assumptions used in determining the recoverable amount.

Key Assumption	2026 - 2028	2029+
Gold price (US$ per ounce)	$3,930 - $3,690	$3,140
Future gold prices used in the discounted cash flow model are determined with reference to market consensus estimates observed during the fourth quarter of 2025. Management's estimates of production based on quantities of mineral reserves and resources are based on information compiled by Qualified Persons. Production costs and capital
OceanaGold Corporation    36

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated)
expenditures included in the discounted cash flow model are based on operating plans which consider past and estimated future performance.
The valuation of the recoverable amount is most sensitive to the future gold price. A decrease in the gold price assumptions to $2,400 per ounce would reduce the recoverable amount to equal the carrying amount.
6    TRADE AND OTHER RECEIVABLES

	December 31 2025	December 31 2024
Trade receivables	$4.5	$5.2
Indirect tax receivables	41.2	21.8
Security deposits	31.9	27.7
Other receivables	7.9	3.1
Total trade and other receivables	$85.5	$57.8

Current	$17.4	$13.7
Non-Current	$68.1	$44.1
7    INVENTORIES

	December 31 2025	December 31 2024
Ore	$199.0	$219.1
Gold in circuit	34.8	27.9
Gold on hand	6.5	1.5
Gold and copper concentrate	12.8	16.0
Stores inventory	107.2	86.0
Total inventories	$360.3	$350.5

Current	$218.1	$239.5
Non-Current	$142.2	$111.0
There was $0.2 million of stores inventory written down in cost of sales during the year ended December 31, 2025 (year ended December 31, 2024: $8.3 million).
OceanaGold Corporation    37

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated)
8    MINERAL PROPERTIES, PLANT AND EQUIPMENT
The following tables summarize the net book value of mineral properties, plant and equipment as at December 31, 2025 and 2024 and the changes during the years then ended:

	Mineral properties	Land, Buildings, Plant & Equipment	Construction-in-progress	Exploration and evaluation	Total
Net book value

At January 1, 2025	$808.7	$741.8	$191.1	$88.1	$1,829.7
Additions	145.2	127.2	182.4	30.8	485.6
Transfers	247.1	(58.6)	(184.3)	(4.2)	—
Disposals	—	(3.1)	—	(5.2)	(8.3)
Depreciation and Amortization	(121.4)	(106.2)	—	—	(227.6)
Impairment reversal (expense)	68.4	109.2	—	(1.4)	176.2
Change in rehabilitation provision	18.0	0.3	—	—	18.3
Foreign exchange and other	16.7	4.3	0.9	1.3	23.2
At December 31, 2025	$1,182.7	$814.9	$190.1	$109.4	$2,297.1

Cost	$3,169.9	$1,944.8	$190.1	$109.4	$5,414.2
Accumulated amortization and impairment	(1,987.2)	(1,129.9)	—	—	(3,117.1)
At December 31, 2025	$1,182.7	$814.9	$190.1	$109.4	$2,297.1
OceanaGold Corporation    38

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated)
Impairment reversal relates to Haile CGU as described in Note 5.

	Mineral properties	Land, Buildings, Plant & Equipment	Construction-in-progress	Exploration and evaluation	Total
Net book value

At January 1, 2024	$757.4	$800.5	$207.4	$91.3	$1,856.6
Additions	173.7	62.3	147.8	15.4	399.2
Transfers	146.2	11.1	(154.7)	(2.6)	—
Disposals	—	(1.4)	(3.3)	(8.8)	(13.5)
Depreciation and amortization	(231.4)	(111.1)	—	—	(342.5)
Change in rehabilitation provision	—	(2.2)	—	—	(2.2)
Foreign exchange and other	(37.2)	(17.4)	(6.1)	(7.2)	(67.9)
At December 31, 2024	$808.7	$741.8	$191.1	$88.1	$1,829.7

Cost	$2,608.7	$1,812.3	$191.1	$88.1	$4,700.2
Accumulated amortization and impairment	(1,800.0)	(1,070.5)	—	—	(2,870.5)
At December 31, 2024	$808.7	$741.8	$191.1	$88.1	$1,829.7
Right-of-use assets
The Company recognizes right‑of‑use ("ROU") assets primarily relating to machinery and equipment leases, measured initially at cost and subsequently at cost less accumulated depreciation and impairment. ROU assets are depreciated on a straight‑line basis over the lease term and are presented within land, buildings, plant and equipment, with depreciation included in depreciation expense. During the year, additions were $9.9 million (2024: $12.2 million), depreciation was $16.1 million (2024: $26.7 million), and transfers were $9.5 million (2024: $5.5 million). The carrying amount of ROU assets was $51.0 million at December 31, 2025 (December 31, 2024: $65.9 million).
All machinery and equipment right-of-use assets are pledged as security for lease liabilities (Note 9).

9    LEASE LIABILITIES

	December 31 2025	December 31 2024
Within 1 year	$22.3	$30.8
1 to 5 years	32.9	46.0
	55.2	76.8
Future finance charges	(5.1)	(6.8)
Present value of minimum lease payments	$50.1	$70.0

Current	$19.9	$28.1
Non-current	$30.2	$41.9
Finance leases are used to fund the right-of-use assets (Note 8), including acquisition of plant and equipment, primarily mobile mining equipment. Rental payments are subject to monthly or quarterly interest rate adjustment.
OceanaGold Corporation    39

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated)
The Company has provided guarantees for certain mobile mining equipment leases. At December 31, 2025, the outstanding rental obligations (including finance charges) under these leases (which excluded any non-mobile mining equipment leases) amounted to $23.6 million (December 31, 2024: $58.1 million). Associated with these guarantees are certain financial compliance undertakings by the Company, including gearing covenants. The Company is in full compliance with these covenants as at December 31, 2025.
During the year ended December 31, 2025, the Company made principal lease liabilities payments of $30.1 million (2024: $31.4 million) and interest payments of $5.2 million (2024: $6.3 million). Interest rates are linked to the Secured Overnight Financing Rate (SOFR) under terms that are normal for leasing arrangements.
10    ASSET RETIREMENT OBLIGATIONS
The following tables summarize the Company's asset retirement obligations as at December 31, 2025 and 2024 and the changes during the years then ended:

	2025	2024
At January 1	$166.1	$174.3
Change in estimates	18.9	0.4
Accretion	3.9	2.9
Utilized	(2.3)	(3.3)
Exchange adjustment	1.8	(8.2)
At December 31	$188.4	$166.1

Current	$3.8	$2.9
Non-current	$184.6	$163.2
A provision for rehabilitation is recorded in relation to mining operations for the rehabilitation of the disturbed mining area to a state acceptable to various regulatory authorities. While rehabilitation is ongoing, final rehabilitation of the disturbed mining area is not expected until the cessation of mining for each of Haile, Macraes, Waihi and Didipio. Rehabilitation provisions are based on rehabilitation plans estimated on survey data, expected labour rates and the timing of the current mining schedule. Provisions are discounted using a risk-free rate, with the cash flows adjusted for risks.
Asset retirement obligations are initially recorded as a liability at present value of estimated future costs, using risk free discount rates of between 1.89% and 5.85% (2024: 2.15% to 6.00%). The liability for retirement and remediation on an undiscounted basis is estimated to be approximately $250.8 million (2024: $234.4 million).
11    SHARE CAPITAL
Authorized capital
The Company is authorized to issue an unlimited number of common shares with no par value.
Share Consolidation
On June 23, 2025, a share consolidation was completed on the basis of one post-consolidation common share for every 3 pre-consolidation common shares. The consolidation reduced the number of common shares issued and outstanding from 693,379,818 common shares to 231,126,566 common shares. The common shares commenced trading on the Toronto Stock Exchange (the "TSX") on a post-consolidation basis on the opening of trading on June 23, 2025. The number of shares issuable under the Company's stock-based compensation plans were proportionately adjusted upon completion of the consolidation. All information relating to earnings per share, issued and outstanding common shares, share rights, deferred units, and per share amounts in these financial statements have been adjusted retrospectively to reflect the share consolidation.
OceanaGold Corporation    40

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated)
Dividends
During the year ended December 31, 2025, the Company declared and paid four dividends of $0.03 per common share totaling $27.7 million to equity holders of the Company (year ended December 31, 2024: declared and paid two dividends of $0.03 per common share totaling $14.1 million to equity holders of the Company).
On February 18, 2026, OceanaGold declared a dividend of $0.09 per common share.
Share buyback
In July 2025, the Company received approval from the TSX to buyback up to 23 million common shares, pursuant to a Normal Course Issuer Bid ("NCIB") in the open market through the facilities of the TSX or alternative Canadian trading systems over the next 12 months. During the year ended December 31, 2025, the Company repurchased and cancelled 9,933,700 common shares for consideration of $175.1 million, excluding $3.4 million in applicable taxes.
In July 2025, the TSX accepted the Company's entry into an automatic securities purchase plan ("ASPP") in connection with the NCIB. The ASPP allows for the purchase of common shares under the NCIB at times when the Company would ordinarily not be permitted to purchase shares due to regulatory restrictions and customary self-imposed blackouts. As at December 31, 2025, the Company had no obligation to purchase shares under the ASPP.
On February 18, 2026, the Board of Directors approved additional share buybacks to a maximum of $350 million of common shares in the open market through the facilities of the TSX or alternative Canadian trading systems under the NCIB program.
12    STOCK-BASED COMPENSATION
Performance share rights plan
The following table summarizes the outstanding rights granted under the performance share rights plan as at December 31, 2025 and December 31, 2024 and the changes during the years then ended:

	2025 Units	2024 Units
At January 1	5,699,442	5,641,150
Granted	2,337,184	2,704,175
Forfeited	(870,197)	(687,465)
Vested	(1,650,580)	(1,958,418)
At December 31	5,515,849	5,699,442
Exercisable at year end	—	—
The performance share rights outstanding at December 31, 2025 had a weighted average remaining life of 1.4 years with no exercise price.
Performance share rights granted to designated participants may from time to time vest when the Company meets target milestones for the applicable performance period, in accordance with the vesting schedule established at the time of grant by the Board. There are two components to each performance share right: a performance condition based on the Company's share price performance relative to peers ("TSR") and a service condition. Rights granted were priced using a Monte Carlo simulation to model the Company’s future price and TSR performance against the comparator group at the future vesting date. The performance condition weighting varies according to the designated participants’ job levels with vesting up to 200% of target. Upon vesting at discretion of the Board, the performance share rights are payable partly in shares and partly in cash in accordance with the plan.
In 2025, performance rights vested at 156% (2024: 150%).
In 2024, the Company established an intention to settle performance rights partly in cash. Accordingly, the Company reclassified $8.6 million related to the cash portion of its outstanding unvested performance rights as financial liabilities in Employee Benefits from Contributed Surplus during the year ended December 31, 2024.
OceanaGold Corporation    41

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated)
At December 31, 2025, the fair value of the outstanding unvested performance rights and corresponding liability of $62.9 million (December 31, 2024: $17.0 million) is recorded within employee benefits.
The following are the weighted average assumptions used in determining the grant-date fair value of the performance share rights for:

Year	Expected Volatility	Risk-Free Interest Rate	Expected Life of Option (years)	Exercise Price (CAD)	Share Price at Grant Date (CAD)	Weighted Average Fair Value (CAD)
2025	48.93%	2.47%	3	$—	$12.57	$15.39
2024	49.99%	3.87%	3	$—	$8.34	$12.51
Cash rights plan
Under the cash rights plan, the Company issues cash rights to certain employees that require a cash settlement linked to the prevailing share price of the Company after completion of the three-year service based vesting period. Any changes in fair value are recognized in the Consolidated Statements of Income with a corresponding increase or decrease in liability (2025: $21.5 million, 2024: $3.6 million).
Stock-based compensation
The stock-based compensation expense for 2025 of $90.2 million (2024: $27.7 million) is comprised of $62.8 million (2024: $23.8 million) from performance share rights, $18.4 million (2024: $2.9 million) from cash rights, and $9.0 million (2024: $1.0 million) from DUP. At December 31, 2025 the current liability, excluding DUP, is $38.4 million (2024: $10.8 million) and the non-current liability is $46.1 million (2024: $12.7 million).
Deferred Unit Plan ("DUP")
The following table summarizes the outstanding deferred units granted under the deferred unit plan as at December 31, 2025 and December 31, 2024 and the changes during the years then ended:

	2025 Units	2024 Units
At January 1	365,768	354,364
Granted	60,473	80,011
Exercised	—	(68,607)
At year end	426,241	365,768
Exercisable at year end	—	—
The fair value of the units granted under the DUP is calculated as the estimated future cash flow and it is remeasured at each reporting date and at the date of settlement. Any changes in fair value are recognized in the Consolidated Statements of Income with a corresponding increase or decrease in liability. At December 31, 2025, the fair value of the units and corresponding liability was $12.1 million (December 31, 2024: $3.0 million) at a share price of $28.34 (CAD$38.90).
13    NON-CONTROLLING INTEREST
On May 13, 2024, OceanaGold Philippines, Inc. ("OGP"), a wholly owned subsidiary of the Company, completed a secondary offering and public listing (the "Offering") of 20% of the outstanding common shares of OGP on the Philippines Stock Exchange ("PSE") for net proceeds of $95.1 million (gross proceeds of $106.0 million less listing costs of $10.9 million). OGP holds the Company's interest in the Didipio Mine and, pursuant to the terms of the renewed Financial or Technical Assistance Agreement ("FTAA"), was required to list a portion of its common shares on the PSE. Immediately prior to the Offering, the carrying amount of the net assets of OGP was $556.1 million, resulting in the recognition of a non-controlling interest ("NCI") of $111.2 million and offsetting decrease in the equity attributable to the shareholders of the Company.
OceanaGold Corporation    42

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated)
The following tables summarize movements in the non-controlling interest:

	2025	2024
At January, 1	$106.5	$—
Recognition of non-controlling interest	$—	$111.2
Share of net profit	$17.0	$4.6
Dividends declared to non-controlling interest	$(19.4)	$(9.3)
At December, 31	$104.1	$106.5
The following is the summarized balance sheet and NCI of OGP as at December 31, 2025 and December 31, 2024:

	2025	2024
Summarized Statement of Financial Position as at December, 31
Current assets	$161.2	$127.5
Non-current assets	556.1	541.4
Total assets	717.3	668.9
Current liabilities	185.4	126.9
Non-current liabilities	11.5	9.4
Total liabilities	196.9	136.3
Net assets	$520.4	$532.6

Summarized Statement of Income for the year ended December, 31
Revenue	$438.8	$342.9
Net profit	$84.9	$42.2

Non-controlling interest %	20%	20%
14    REVENUE

	2025	2024
Gold bullion	$1,510.5	$1,005.2
Gold in concentrate[1]	236.1	181.5
Copper in concentrate[1]	135.7	107.8
Silver	24.9	12.9
	1,907.2	1,307.4
Less: Concentrate treatment, refining and selling costs[1]	(14.0)	(13.4)
Total Revenue	$1,893.2	$1,294.0
1. All concentrate sales are generated by the Didipio mine.
OceanaGold Corporation    43

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated)
15    COST OF SALES

	2025	2024
Materials and consumables costs	$377.8	$274.2
Employee benefits expenses[1]	283.2	216.7
Royalties, transportation, insurance, and other	102.7	109.6
Total cost of sales, excluding depreciation and amortization	$763.7	$600.5
1. Includes $42.3M of stock-based compensation (2024: $9.9M)
16    ADDITIONAL GOVERNMENT SHARE AT DIDIPIO

	2025	2024
Gross mining revenue	$436.6	$338.6
Less: Allowable deductions	(212.0)	(206.7)
Less: Amortization deduction	(13.0)	(13.0)
Net Revenue per the FTAA	$211.6	$118.9
Entitlement share	60%	60%
Total Government Share (60% of Net Revenue per the FTAA)	$127.0	$71.3
Deduct: Free-carried interest	(7.8)	(6.1)
Deduct: Production taxes	(31.8)	(29.4)
Deduct: Income tax	(50.2)	(27.7)
Carried forward balance utilization	—	—
Additional Government Share	$37.2	$8.1
Under the FTAA, “Net Revenue” is the gross mining revenues derived from operations, less allowable deductions and an amortization deduction.
Allowable Deductions under the FTAA include expenses attributed to exploration, development and production which includes, expenses relating to mining, processing, exploration, capitalised pre-stripping, royalties, rehabilitation, marketing, administration, community and social development, depreciation and amortization and interest charged on borrowings.
All taxes and fees payable to the Philippines Government, including corporate income tax and indirect taxes such as excise, local business, property and withholding taxes as well as amounts accrued under the free-carried interest, are deducted from the Government’s 60% share of Net Revenue to arrive at any Additional Government Share payable.
The Additional Government Share accrued for the period ended December 31, 2025 of $37.2 million (December 31, 2024: $8.1 million) is recorded within trade and other payables. The Company made an Additional Government Share payment of $8.1 million in April 2025 related to 2024 amounts accrued at December 31, 2024.
17    LOSS/(GAIN) ON DISPOSAL OF NON-CURRENT ASSETS
Loss on disposal of assets relates to disposals of mineral properties, plant and equipment, and the disposal of investments (year ended December 31, 2024: Gain on disposal of $17.6 million related to the sale of the Company's interest in the Blackwater project in New Zealand, completed on June 24, 2024, for cash consideration of $30.0 million).
OceanaGold Corporation    44

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated)
18    EARNINGS PER SHARE

	2025	2024
Net profit attributable to shareholders of the Company	$628.7	$187.4

Basic weighted average number of shares (in millions)	230.9	236.3
Effect of dilutive securities:
Performance share rights	2.6	5.3
Diluted weighted average number of shares (in millions)	233.5	241.6

Earnings per share attributable to shareholders of the Company:
Basic	$2.72	$0.79
Diluted	$2.69	$0.78
19    INCOME TAXES
Income tax recognized in net profit is comprised of the following:

	2025	2024
Current income tax expense	$152.0	$41.0
Deferred income tax expense[1]	103.3	14.4
Income tax expense recognized in net profit	$255.3	$55.4
1. Deferred income tax expense includes $43.2 million related to the impairment reversal at Haile.
The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated profit before income taxes due to the following:

	2025	2024
Profit before income tax	$901.0	$247.4
Statutory tax rate of 27% (2024: 27%)	27%	27%
Expected income tax expense	$243.3	$66.8

Differences in tax rates in foreign jurisdictions	(4.6)	(4.4)
(Utilization) accumulation of tax losses/temporary differences not recognized	10.1	11.4
Expenditure not allowed for income tax purposes	28.4	12.0
Other deductible for income tax purposes	(20.2)	(19.1)
Adjustments in respect of income tax of previous years	(1.7)	(11.3)
Income tax expense recognized in net profit	$255.3	$55.4
OceanaGold Corporation    45

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated)
The recognized deferred income tax assets and liabilities are offset on the balance sheet and are comprised of the following:

Year ended December 31, 2025	Opening Balance	Recovery (Expense) Recognized in Net Profit	Recovery (Expense) Recognized in OCI	Closing Balance
Deferred tax assets
Losses available for offset against future taxable income	$47.2	$(11.6)	$0.2	$35.8
Provisions and accrued expenses	51.0	16.1	0.7	67.8
Mineral assets and property, plant and equipment	0.5	—	—	0.5
Gross deferred tax assets	98.7	4.5	0.9	104.1
Set-off of deferred tax liabilities	(59.7)	(28.2)	—	(87.9)
Net deferred tax assets	$39.0	$(23.7)	$0.9	$16.2

Deferred tax liabilities
Mineral assets and property, plant and equipment	$(93.0)	$(105.7)	$(1.9)	$(200.6)
Inventories and other	(0.3)	(2.0)	—	(2.3)
Gross deferred tax liabilities	(93.3)	(107.7)	(1.9)	(202.9)
Set-off of deferred tax assets	59.7	28.2	—	87.9
Net deferred tax liabilities	$(33.6)	$(79.5)	$(1.9)	$(115.0)

Year ended December 31, 2024	Opening Balance	Recovery (Expense) Recognized in Net Profit	Recovery (Expense) Recognized in OCI	Closing Balance
Deferred tax assets
Losses available for offset against future taxable income	$65.3	$(17.3)	$(0.8)	$47.2
Provisions and accrued expenses	44.6	9.6	(3.2)	51.0
Mineral assets and property, plant and equipment	—	0.5	—	0.5
Gross deferred tax assets	109.9	(7.2)	(4.0)	98.7
Set-off of deferred tax liabilities	(61.0)	1.3	—	(59.7)
Net deferred tax assets	$48.9	$(5.9)	$(4.0)	$39.0

Deferred tax liabilities
Mineral assets and property, plant and equipment	(84.2)	(16.5)	7.7	(93.0)
Inventories and other	(9.7)	9.3	0.1	(0.3)
Gross deferred tax liabilities	(93.9)	(7.2)	7.8	(93.3)
Set-off of deferred tax assets	61.0	(1.3)	—	59.7
Net deferred tax liabilities	$(32.9)	$(8.5)	$7.8	$(33.6)
OceanaGold Corporation    46

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated)
The Company had deductible temporary differences for which deferred tax assets have not been recognized because it is not probable that future taxable profits will be available against which the Company can utilize the benefits. The deductible temporary differences for which no deferred tax assets have been recognized are as follows:

	2025	2024
Losses available for offset against future taxable income[1]	$78.6	$86.1
Provisions and accrued expenses	158.5	117.9
Mineral assets and property, plant and equipment	31.6	27.1
Total	$268.7	$231.1
1. Deferred tax assets comprised of capital and non-capital losses relate to Canada and Australia.
At December 31, 2025, the Company has the following available tax losses which may be carried forward to reduce taxable income in future years, including both losses for which deferred tax assets are recognized and losses for which deferred income tax assets are not recognized. If not utilized, the tax losses will expire in the periods listed in the table below.

2025
Canada (expire between 2035 and 2045, and indefinite)	$60.1
United States (expire between 2033 and 2035, and indefinite)	125.4
United States - South Carolina (expire between 2034 and 2035, and indefinite)	61.7
Australia (no expiration)	18.5
New Zealand (no expiration)	22.6
Total	$288.3
The income tax paid for the year ended December 31, 2025 was $88.0 million (2024: $34.1 million).
20    SUPPLEMENTARY CASH FLOW INFORMATION

	2025	2024
Changes in working capital
(Increase) decrease in trade and other receivables	$(26.4)	$32.4
Increase in prepayments	(1.3)	(5.1)
(Increase) decrease in inventories	(31.7)	9.7
Increase (decrease) in trade and other payables	63.2	(0.9)
Increase (decrease) in taxes payable	63.7	(34.2)
Decrease in other working capital[1]	(8.2)	(9.6)
Changes in working capital	$59.3	$(7.7)

Other significant cash transactions
Cash taxes paid	$(88.0)	$(34.1)
Cash interest paid	$(5.2)	$(16.4)
Cash interest received	$7.8	$3.1
1 Includes changes in employees benefits, rehabilitation provisions, and other non-trade working capital balances.
OceanaGold Corporation    47

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated)

Financing liabilities	January 1, 2025	Cash Flows	Additions	Interest and Other	Foreign Exchange	December 31, 2025
Debt	$1.7	$(2.8)	$—	$1.1	$—	$—
Leases	$70.0	$(35.3)	$10.3	$5.1	$0.1	$50.2

21    SEGMENT INFORMATION
Operating results of operating segments are reviewed by the Company’s chief operating decision maker ("CODM") to make decisions about resources to be allocated to the segments and to assess their performance. Previously, operating segments were based on the jurisdictions of the Company's operations. To align with how the CODM reviews results and makes decisions about resources, Management updated the reportable operating segments to its four operating mines for the year ended December 31, 2024. The Company’s general corporate administration costs are included within ‘Corporate and other’ to reconcile the reportable segments to the consolidated financial statements. Significant information relating to the Company's reporting operating segments is as follows:

Year ended December 31, 2025	Haile	Macraes	Waihi	Didipio	Corporate and other	Total
Revenue	$662.9	$519.7	$271.8	$438.8	$—	$1,893.2
Cost of sales, excluding depreciation and amortization	(253.9)	(186.7)	(135.5)	(186.5)	(1.1)	(763.7)
Indirect taxes	—	—	—	(26.2)	—	(26.2)
General and administration	(0.2)	—	—	(1.8)	(71.8)	(73.8)
Additional Government Share	—	—	—	(37.2)	—	(37.2)
Depreciation and amortization	(108.3)	(68.4)	(30.5)	(43.1)	(1.7)	(252.0)
Segment operating profit (loss)	$300.5	$264.6	$105.8	$144.0	$(74.6)	$740.3
Interest expense and finance costs						(12.8)
Interest income						8.5
Foreign exchange loss						(3.3)
Loss on disposal of assets						(8.6)
Net impairment reversal						176.2
NYSE listing costs						(2.5)
Other income						3.2
Income tax expense						(255.3)
Net profit						$645.7

Capital expenditures	$235.9	$95.9	$100.5	$47.5	$5.8	$485.6
Total assets	$1,357.5	$360.4	$489.3	$713.6	$334.6	$3,255.4
OceanaGold Corporation    48

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated)

Year ended December 31, 2024	Haile	Macraes	Waihi	Didipio	Corporate and other	Total
Revenue	$513.4	$299.7	$138.0	$342.9	$—	$1,294.0
Cost of sales, excluding depreciation and amortization	(203.3)	(150.1)	(83.7)	(163.4)	—	(600.5)
Indirect taxes	—	—	—	(25.6)	—	(25.6)
General and administration	—	—	—	—	(64.2)	(64.2)
Additional Government Share	—	—	—	(8.1)	—	(8.1)
Depreciation and amortization	(190.3)	(60.6)	(22.1)	(46.8)	(1.4)	(321.2)
Segment operating profit (loss)	$119.8	$89.0	$32.2	$99.0	$(65.6)	$274.4
Interest expense and finance costs						(22.2)
Interest income						3.1
Foreign exchange loss						(7.9)
Gain on disposal of assets						18.1
PSE listing costs						(10.9)
Restructuring expense						(1.9)
Other expense						(5.3)
Income tax expense						(55.4)
Net profit						$192.0

Capital expenditures	$194.9	$100.4	$62.5	$39.1	$2.3	$399.2
Total assets	$1,067.8	$302.5	$336.1	$666.8	$115.9	$2,489.1
22    FINANCIAL INSTRUMENTS
Financial Risk Management
The Company has exposure to the following risks arising from financial instruments:
•Credit risk;
•Liquidity risk; and
•Market risk.
This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing risk.
Financial Risk Management Objectives and Policies
The Board has the overall responsibility for the establishment and oversight of the Company’s financial risk management framework. A Financial Risk Management Policy has been established, which has been approved by and is subject to annual review by the Board. This policy establishes a framework for managing financial risks.
In line with this policy, the Company does not enter into financial instruments, including derivative financial instruments for trade or speculative purposes.
OceanaGold Corporation    49

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated)
Credit risk
Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and cash equivalents, trade and other receivables and hedging instruments. The Company's maximum credit risk of cash and cash equivalents, trade and other receivables, and hedging instruments are the carrying amounts recorded in the Consolidated Statements of Financial Position.
The Company limits its exposure to credit risk on its cash and cash equivalents by holding its deposits with high credit quality financial institutions.
Liquidity risk
Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure cost effective continuity in funding. Funding liquidity is maintained through the use of the Facility and finance leases.
The Company’s funding liquidity risk policy is to source debt or equity funding appropriate to the use of funds. Examples include equipment leases to finance the mining fleet and the revolving credit facility to finance the development of new mines and provide for general working capital needs.
The following are the contractual maturities of financial liabilities, including the estimated interest payments.

Year ended December 31, 2025	Carrying amount	Contractual cash flows	12 months or less	1-5 years
Trade and other payables	$302.8	$302.8	$302.8	$—
Lease liabilities	50.1	55.2	22.3	32.9
Derivative hedges	—	—	—	—
	$352.9	$358.0	$325.1	$32.9

Year ended December 31, 2024	Carrying amount	Contractual cash flows	12 months or less	1-5 years
Trade and other payables	$198.7	$198.7	$198.7	$—
Lease liabilities	70.0	76.8	30.8	46.0
Fleet facility	2.8	2.8	2.8	—
Derivative hedges	0.9	0.9	0.9	—
	$272.4	$279.2	$233.2	$46.0
At December 31, 2025, current assets were $731.8 million and current liabilities were $505.7 million, resulting in net current assets of $226.1 million.
Market risk
Market risk is the risk that changes in market prices, such as commodity prices, foreign exchange rates and interest rates will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.
Commodity price risk
The profitability of the Company’s mining operations is significantly affected by changes in the market price for gold. Gold prices fluctuate on a daily basis and are affected by numerous factors beyond the Company’s control. The supply and demand for gold, the level of interest rates, the rate of inflation, investment decisions by large holders of gold, including governmental reserves, and the stability of exchange rates can all cause significant fluctuations in gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems,
OceanaGold Corporation    50

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated)
and political developments. The Company may enter into hedging arrangements to manage short term commodity price fluctuations. The Board approves all hedging transactions and has established a Financial Risk Management Policy which includes a hedging policy that limits the level and tenor of hedging activity.
Foreign exchange risk
Foreign exchange risk is managed by forecasting currency requirements and purchasing currencies in advance where appropriate. The company may periodically enter into forward purchases or other currency hedging arrangements to manage exposures
At December 31, 2025, if US dollar had depreciated/appreciated by 10% with all other variables remaining constant, the effect on the profit before tax would be $8.9 million higher/lower (2024: $7.4 million profit higher/lower).
Interest rate risk
Interest rate risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in market interest rates. The Company is exposed to interest rate cash flow risk on its Facility, certain leases and cash and cash equivalents which are subject to variable interest rates.
A 100 basis point increase (decrease) in the average interest rate during the year ended December 31, 2025 would have resulted in a increase (decrease) of $2.5 million in the profit before tax for the year (2024: $0.4 million profit lower/higher).
23    CAPITAL DISCLOSURE
The Company's objective when managing capital is to ensure it will be able to continue as a going concern and that it has sufficient ability to satisfy its capital obligations and ongoing operational expenses, have sufficient liquidity to fund suitable business and in the medium to long term, provide adequate return to shareholders.
The Company manages capital in the light of changing economic circumstances and the underlying risk characteristics of the Company’s assets. In order to meet its objective, the Company manages its dividend declarations and may undertake capital restructuring including: sale of assets to reduce debt; additional funding facilities and equity raising.
The Company monitors capital on the basis of debt-to-equity ratio. The components and calculation of this ratio is shown below.

	2025	2024
Total debt	$—	$1.6
Less: cash and cash equivalents	(476.5)	(193.5)
Net (cash) / debt	(476.5)	(191.9)
Total equity	$2,371.2	$1,926.5
Net debt to equity ratio	N/A	N/A
The Company is subject to certain financial compliance undertakings under its credit facility and leasing arrangements. As at December 31, 2025 and 2024, the Company was in compliance with all requirements.
24    FAIR VALUE OF FINANCIAL INSTRUMENTS
The Company’s financial instruments include cash and cash equivalents and certain receivables, which are categorized as financial assets at amortized cost, and accounts payable and accrued liabilities, which are categorized as financial liabilities at amortized cost. The fair value of these financial instruments approximates their carrying values due to the short-term nature of these instruments.
Fair value hierarchy
The fair value hierarchy categorizes inputs to valuation techniques used in measuring fair value into the following three levels:
Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
OceanaGold Corporation    51

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated)
Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2). Valuations are obtained from issuing institutions.
Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).
The following table summarizes the Company's financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2025 and 2024:

	Level 1	Level 2	Level 3	Total
December 31, 2025
Provisionally priced trade receivables	$—	$3.7	$—	$3.7
Derivative hedges	—	—	—	—
Net financial assets	$—	$3.7	$—	$3.7

	Level 1	Level 2	Level 3	Total
December 31, 2024
Provisionally priced trade receivables	$—	$4.4	$—	$4.4
Derivative hedges	—	(0.9)	—	(0.9)
Net financial assets	$—	$3.5	$—	$3.5

25    COMMITMENTS
Gold production
During the year ended December 31, 2025, the Company accrued $28.6 million (2024: $11.9 million) related to certain government royalty obligations on revenue in New Zealand and the Philippines which are expected to continue in 2026.
Capital commitments
The Company has certain capital commitments principally relating to the purchase or lease of property, plant and equipment at Macraes, Waihi and Haile, and the development of mining assets at Macraes, Waihi and Didipio.
The following table summarizes the capital commitments contracted for but not provided for as at December 31, 2025 and December 31, 2024:

	2025	2024
Purchase of property, plant and equipment	$25.2	$6.8
Development of mining assets	13.6	4.6
Leases not yet commenced	3.5	—
	$42.3	$11.4
The Company is committed to annual expenditure of approximately $2.0 million (2024: $2.5 million) to comply with regulatory conditions attached to its New Zealand and Philippines prospecting, exploration and mining permits.
OceanaGold Corporation    52

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated)
26    RELATED PARTIES
Compensation of key Management
Key Management includes Directors (executive and non-executive) and some members of the Executive Committee. The compensation paid or payable to key Management for employee services is shown below:

	2025	2024
Salaries and short-term employee benefits	$6.7	$9.1
Share-based payments	29.6	11.1
Post-employment benefits	0.2	0.2
Non-current benefits	—	1.7
Termination benefits	2.2	1.5
Total	$38.7	$23.6
27    CONTINGENCIES
(a)A subsidiary of the Company, OceanaGold Philippines, Inc. ("OGPI") is party to an addendum agreement with a syndicate of original claim owners, led by the late Mr. J. Gonzales Sr. (the "Gonzales Group"), in respect of a portion of the FTAA area for the Didipio Mine (the “Addendum Agreement”). The Gonzales Group and OGPI are involved in an arbitration proceeding with respect to the Addendum Agreement (the “Arbitration”). The Arbitration commenced in 2000 but is presently suspended due to the Liggayu dispute (discussed below) and the irrevocable resignation of the arbitrator.
In a complaint dated July 4, 2008 before the Philippines Regional Trial Court, a third-party, Mr. Liggayu, disputed the terms of the Addendum Agreement and the rights of the Gonzales Group to claim an interest in the Didipio Mine. Mr. Liggayu alleged that he is the true and beneficial owner and real-party-in-interest of the Didipio mining claims, and sought to enjoin the Company from making any payments to, or in dealing with, the Gonzales Group, and instead to recognize his rights.
In a decision dated March 11, 2025, the Regional Trial Court declared that Mr. Liggayu and the heirs of Mr. Gonzales Sr. are partners on a 50-50 basis, to all the rights, participation and interests, as claim owners of the Didipio mining claims in the name of Mr. Gonzales Sr., beginning January 2007 onwards. It further declared that the rights and entitlements of Mr. Liggayu cannot be directly enforced by him against OceanaGold in the existing agreements, specifically the FTAA, which Mr. Liggayu can internally claim and enforce only against the heirs of Mr. Gonzales Sr, and vice versa, (the “March 2025 Decision”).
On April 2, 2025, Mr. Liggayu moved for partial reconsideration of this decision, claiming that, among others, he is the true and lawful owner of the Didipio mining claims; if a partnership exists, it should be from 1985 and should cover all the subject mining claims and not just for Mr. Gonzales Sr’s portion of the claim; and that his rights and entitlements should be directly enforceable by him against OceanaGold. Both the Gonzales Group and OceanaGold filed an opposition to Mr. Liggayu’s partial motion for reconsideration. In a decision dated October 21, 2025, the Regional Trial Court denied Mr. Liggayu’s motion for partial reconsideration (the “October 2025 Resolution”). Mr. Liggayu has now filed a Notice of Appeal on the March 2025 Decision and October 2025 Resolution. This case is now elevated to the Court of Appeals.
The Company believes there is no near-term impact on its business or operations as the decisions do not require payment of money by OceanaGold and the Arbitration proceeding is yet to be resolved.
As of December 31, 2025, the Company has accrued $83.6 million ($69.6 million of royalties and $14.0 million related to free-carried interest) pertaining to the Addendum Agreement.
(b)The Department of Environment and Natural Resources ("DENR"), along with a number of mining companies (including the Company), are parties to a case that began in 2008 whereby a group of NGOs and individuals challenged the constitutionality of the Philippine Mining Act (the “Mining Act”), the FTAAs and Mineral Production Sharing Agreements in the Supreme Court of the Philippines. The petitioners initiated the challenge despite the fact that the Supreme Court had upheld the constitutional validity of both the Mining Act and the FTAAs in an earlier landmark case in 2005. In early 2013, the Supreme Court requested the parties to participate in oral debates on the matter. The case is still pending with the Supreme Court for a decision.
OceanaGold Corporation    53

OceanaGold Corporation
Notes to the Consolidated Financial Statements
For the Years ended December 31, 2025 and 2024
(Expressed in millions of United States dollars, unless otherwise stated)
Notwithstanding the fact that the Supreme Court has previously upheld the constitutionality of the Mining Act and FTAAs, the Company is mindful that litigation is an inherently uncertain process and the outcome of the case may adversely affect the operation and financial position of the Company.
(c)The Company has contingent liabilities under certain contracts, guarantees and other agreements arising in the ordinary course of business on which no loss is anticipated. Bonds have been issued in favour of various New Zealand authorities (Minister for Land Information, Hauraki District Council, Waikato Regional Council and Department of Conservation) as a condition for the grant of water rights and/or resource consents, and rights of access for exploration and Martha mining that amount to $63.0 million (December 31, 2024: $40.3 million).
The Group has also issued bonds in favour of Otago Regional Council, Dunedin City Council, Waitaki District Council, West Coast Regional Council, Buller District Council and Department of Conservation in New Zealand as a condition for the grant of water rights and/or resource consents, and rights of access for the Macraes Gold Mine and the former Globe Progress Mine at the Reefton Restoration Project which amount to approximately $34.3 million (December 31, 2024: $39.8 million). Cash payments on bonds issued to New Zealand authorities would only be paid if the Company did not meet its obligations.
(d)The mine operating permit at Haile which became final and effective during the first quarter 2015 included a schedule for estimated financial assurance of $65.0 million over the mine life consisting of $55.0 million in surety bonds or other mechanisms and $10.0 million in an interest-bearing cash trust. The Company's permit was modified and updated in December 2022 with the approval of the Company's Supplemental Environmental Impact Statement application and reclamation plan. The updated permit changed the total estimated financial assurance to $132.7 million, adjusted annually for inflation, over the mine life consisting of $112.7 million in surety bonds and a $20.0 million interest-bearing cash trust. The Company has satisfied its current financial assurance payment requirements by using a surety bond of $112.7 million and has paid $11.4 million in trust funding by December 31, 2025.
The remaining estimated financial assurance of $8.6 million will be paid over the life of the mine with estimated annual assurance payments of $1.8 million to occur from 2026 to 2028, $1.2 million in 2029, and $1.0 million from 2030 to 2031. The timing and amounts of these payments could change due to a number of factors, including changes in regulatory requirements, changes in scope and timing of closure activities. The State of South Carolina in the United States of America requires financial assurance for the estimated costs of mine reclamation and closure, including groundwater quality protection programs.
The surety bond and other financial assurance must be maintained in force continuously throughout the life of the mining operation and may only be released, partially or in full, after the State of South Carolina approves its release.
(e)A subsidiary of the Company, along with the Philippines Office of the Executive Secretary, the DENR and its Mines and Environment Bureaus, as well as several Local Government Units, are parties to a case filed in April 2024 by an NGO group and two individuals (the "Petitioners”). The Petitioners questioned the approval of the renewal of the FTAA for alleged failure to conduct prior consultation, and made generalized allegations about violations of the Environmental Compliance Certificate and human rights.
Subsequent to the filing of the petition, the Regional Trial Court of Nueva Vizcaya (“RTC”) denied the Petitioners' application for a Temporary Environmental Protection Order against OceanaGold. Further, in a resolution dated April 2, 2025, the Regional Trial Court dismissed most of the issues raised by the Petitioners but decided that the issue of whether the Company’s subsidiary is currently engaged in open pit mining is a question of fact that should be decided at trial. The Petitioners filed for a Motion for Partial Reconsideration which was subsequently denied by the RTC in October 2025. The Petitioners then filed a Petition for Review before the Supreme Court, seeking a review of the RTC’s decisions. In an Order dated 5 December 2025, the RTC deferred further proceedings until the Supreme Court issues a resolution on the Petition for Review.
Separately, the Petitioners have submitted a motion for the Court to reconsider its April resolution. All parties have been requested to respond to the motion prior to the Court making a decision.
OceanaGold Corporation    54